For Immediate Release                       FINAL

Press Contacts:     Charles T. Jensen                David A. Kaminer
                    NeoMedia Technologies, Inc.      The Kaminer Group
                    +(239)   337-3434                +(914)  684-1934
                    cjensen@neom.com                 dkaminer@kamgrp.com

       NEOMEDIA TECHNOLOGIES TO DEVELOP WITH/INVEST IN IPOINT-MEDIA LTD., VIDEO ACCESS SOFTWARE PROVIDER TO DEUTSCHE TELEKOM AND SONY EUROPE

FT. MYERS, Fla., Sept. 13, 2004 - NeoMedia Technologies, Inc. (OTC BB: NEOM), a developer and international marketer of software and patented technologies which link products, print, and physical objects directly to targeted online data, today announced the signing of a business development and investment agreement with IPoint-Media Ltd. of Tel Aviv.

       Charles T. Jensen, president, CEO and COO of NeoMedia, said his company will immediately begin a co-development effort with IPoint (www.ipoint-media.com), which was founded in April 2001 as a spin-off from Imagine Visual Dialog Ltd. by Muki Geller, who also founded Imagine.

       Jensen said NeoMedia will immediately receive 7 percent of the stock in IPoint, which is privately-held, and will also acquire an additional 10 percent of IPoint for a $1 million investment.

       Among other shareholders in IPoint are the Nisko Group, a leading Israeli holding company, Keppel T&T of Singapore, a member of the Keppel Group of companies, one of Southeast Asia's largest conglomerates, and WWP of London, a leading communications services group.

SHARED SYNERGIES IN PRODUCTS AND MISSION

       Jensen said NeoMedia and IPoint "share synergies in both product and mission. We are both innovators who have created leading-edge solutions for a worldwide, world-class customer base," he said. "NeoMedia's patented PaperClick(R) platform, which provides automated links to targeted online data via bar-coded physical objects, perfectly complements the IPoint product line and is currently being marketed to many of the same companies in the U.S., Europe and around the globe," he said.

       Among the IPoint products on which the two companies will co-develop are:

       - The Visual Theater application, which enables a distribution of interactive two-way video and audio from a presenter to multiple viewers in a One2Many mode;

       - The Visual Chat application, which enables multiple participants to engage in a video chat with multiple video previews, and instant messaging integration;

       - The Visual Lecture application, which enables a distribution of interactive two-way video, audio and documents to multiple viewers, with shared documents controlled and synchronized by the presenter, and - The Visual Workgroup application, which enables enterprise users to engage in a conference with video, audio and integrated document sharing, with users able to launch sessions and invite other users using instant messaging.

ABOUT NEOMEDIA TECHNOLOGIES, INC.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies which link products, print, and physical objects directly to targeted online data, with expertise in homeland security and e-authentication applications. NeoMedia markets PaperClick and PaperClick for Camera Cell Phones(TM), which link physical information and objects to the Internet, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.


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This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained
herein,   the  matters   discussed  in  this  press  release  involve  risk  and
uncertainties. Actual results could differ materially from those expressed in any forward-looking statement

PaperClick is a registered trademark and PaperClick for Camera Cell Phones a trademark of NeoMedia Technologies, Inc.